AIR LIQUIDE



07022015

RECEIVED

2007 MAR 22 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Best Available Copy

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

PROCESSED

MAR 23 2007

THOMSON FINANCIAL

SUPPL

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press releases from 8 and 13 March
- 2 statements of stock buy-back program in French with frame translation in English
- 1 letter to Shareholders issued in Dec 06 (English version)
- 1 implementation of stock surveillance and share liquidity contract, signed with Exane BNP Paribas
- 2 declarations forms for share capital and voting rights
- 2 Euronext Paris Notices 6 and 13 March.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris, March 13th, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

3/22

Paris, March 13, 2007

Press Release

Major Contract with Shagang, Leading Steel Manufacturer in China

Air Liquide announces the signature of its **largest long term contract in China with Shagang, which has decided to outsource its increasing industrial gases needs.** Under the terms of this agreement, **Air Liquide will invest about 90 million euros** to install **two large air separation units (ASU) of 2000 tonnes per day of gaseous oxygen each, to supply oxygen, nitrogen and argon to Shagang steel mills in Zhanjiagang, Jiangsu Province.** The units, which will start in Q2 2009, will also supply other local industrial customers with gaseous or liquid products. It will have in particular, capacity of 600 tonnes per day of **liquid nitrogen and oxygen** to meet the demands of a fast growing market. The units, designed and manufactured by Air Liquide Hangzhou, the Air Liquide engineering centre in China, will use the latest technologies providing both high reliability and high-energy efficiency.

Jiangsu Shagang Group is located in Zhanjiagang, about 100 km west of Shanghai. **It ranks number one among private steel companies in China,** and number four in terms of steel production. It is one of the Top 25 most competitive steel mills worldwide. Its steel production reached 14.5 million tonnes in 2006 and will continue to increase on its site in the Zhanjiagang Yangzte Metallurgical Industrial Park (YMIP). It is an integrated steel plant. Its finished products include super wide and thick plates, hot roll coils and high quality bars and wires, 85% of which are for the domestic market.

Commenting on this new development, **Jean-Pierre Duprieu**, Senior Vice-President Asia-Pacific and member of Air Liquide's Executive Committee, said: ***"This very large contract represents a milestone in the development of Air Liquide in China not only by its size, but also by the choice of a leading company such as Shagang to outsource its industrial gases needs. We are happy to have convinced Shagang to make this decision in line with the trend in other countries. We want to thank them for their trust as well as the Zhanjiagang authorities for their continuous support."***

Mr. Shen WenRong, Chairman of Shagang, added: ***"After fruitful discussion we have decided to entrust Air Liquide with our industrial gases needs. It is a major change for us, being used to producing industrial gases ourselves. Air Liquide has understood our needs and shown competitiveness. We are happy to enter into a long term partnership with Air Liquide and benefit from its worldwide capabilities."***

Air Liquide has been steadily developing the Jiangsu market*, which is the* ***largest and fastest growing region in China,*** *with a GDP growth of 15% in 2006. Main industries are high tech, metal and chemical manufacturing, requiring in particular large quantities of nitrogen for such needs as inerting or heat treatment.* ***In 2006, Air Liquide commissioned three plants in Jiangsu Province:*** *one in Wuxi to service Hynix-ST, a leading semiconductor manufacturer, with high purity gases, one in Changshu to supply metal fabricating customers with nitrogen and hydrogen, and one in the same industrial park where Shagang is located, to supply Zhanjiagang Posco Stainless Steel with oxygen, nitrogen and argon.* ***Total investment of Air Liquide in Jiangsu Province is close to 200 million euros.***

Established in China in 1916 and with an increased presence in the last 15 years, Air Liquide employs about 1,500 people with annual sales of more than 200 million euros. The Group has operations in the areas of Beijing/Tianjin/Shandong/Liaoning in the north, Shanghai/Jiangsu/Zhejiang in the east. Air Liquide plans to invest approximately 500 million euros in China over the period 2004-2008, to meet strong market demand and to seize growth opportunities. ***This new investment is the 5th announced in China during the last 12 months for industrial gas production.***

****

Present in 72 countries, ***Air Liquide*** *is a* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has near 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***

Corinne Estrade-Bordry ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com



information

Paris, March 8th, 2007

Press Release

Air Liquide acquires Linde Gas UK

Air Liquide announces the **purchase of Linde Gas UK.** The transaction is based on an entreprise value of 105 million euros, and its completion is subject to approval by the European competition authorities.

Linde Gas UK has total revenues of around 60 million euros derived from a very diversified industrial, medical and homecare customer base throughout the UK.

This acquisition will have an immediate and positive impact on the Group's results.

Air Liquide entered the UK market in 2004, following the acquisition of the local Messer operations. Air Liquide UK and Linde Gas UK have very complementary businesses, offering significant synergies and this acquisition will help Air Liquide to almost double the size of its activities and become a significant player in the UK. In addition, 30% of the acquired activities are in the medical gases and the homecare services markets, a key Air Liquide growth driver and one in which the Group is currently not present in the UK.

Benoît Potier, Chairman and Chief Executive Officer of the Air Liquide Group, stated: ***"This acquisition reinforces our position in the UK and constitutes a new development for the Group in Europe, giving us access to the UK hospital and homecare markets and strengthening our existing Industrial Merchant activities. This significant extension of our presence in the UK allows us to increase our ambitions in this market through more rapid deployment of our Group's overall resources and expertise."***

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has near 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ + 33 (0)1 40 62 53 56

Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

FILE NO. 82-5224


AIR LIQUIDE

informations

Paris, 8 mars 2007

Déclaration des transactions sur actions propres du 28 février au 8 mars 2007

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Séance de bourse	Nombre de titres	Prix moyen pondéré	Montant
28 février 2007	12 000	174.69€	2 096 221 €
1er mars 2007	25 000	167.81€	4 195 180 €
5 mars 2007	30 000	169.29 €	5 078 811 €
8 mars 2007	10 000	175.67€	1 756 681€
Total sur la période	**77 000**	**170.48 €**	**13 126 893€**

****

*Avec une présence dans 72 pays, **Air Liquide** est leader mondial des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide contribue à la fabrication de nombreux produits de la vie quotidienne, à la préservation de la vie et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide, qui compte près de 36 000 collaborateurs, développe avec ses actionnaires des relations de confiance et de **transparence,** dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu **une croissance régulière de ses résultats**. En 2005, son chiffre d'affaires s'est élevé à 10 435 millions d'euros dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Relations Investisseurs
Robert Shaw ☎ *+ 33 (0)1 40 62 51 53*

www.airliquide.com

FILE NO. 82-5224



AIR LIQUIDE

information

Paris, March 8, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 28 February and 8 March 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares:

Trading date	Number of shares	Weighted average price	Total amount €
28 february	12 000	174.69€	2 096 221 €
1 march	25 000	167.81€	4 195 180 €
5 march	30 000	169.29 €	5 078 811 €
8 march	10 000	175.67€	1 756 681€
Period total	**77 000**	**170.48 €**	**13 126 893€**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Robert Shaw ☎ *+ 33 (0)1 40 62 51 53*

www.airliquide.com

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT DESMAREST Thierry - Administrateur
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☒ Cession .... ☐ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 8 mars 2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 175,80 €
8. MONTANT DE L'OPÉRATION 263.700 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 01 40 62 55 55

Fax :01 40 62 54 65

FILE NO. 82-5224

Letter to Shareholders

Special homecare report



Ladies and Gentlemen, Dear Shareholders,

Your Group's business activity was strong over the last quarter, confirming the positive trends recorded during the first half of the year in the most promising sectors, particularly in Asia and North America, and in hydrogen for the energy markets. On these bases, we are maintaining our goal of an increase in net earnings on comparable bases, close to those recorded in 2005.

The year 2006, which is coming to a close, should therefore be considered a successful year for the Group, which has continued its growth by strengthening its presence worldwide and its innovation capacities at the core of its main markets, both today's and tomorrow's.

Among the examples of this dynamic, I would like to invite you to discover in this letter, the homecare activities that complement those in the hospital sector, presented in last June's letter.

Involved in this homecare sector for the last 20 years, Air Liquide has successfully worked toward becoming number one in Europe, by building, first in France, then in the major European countries, dedicated know-how and outstanding skills to serve patients treated at home and healthcare professionals. Globally, we now have over 3,000 employees who help, primarily for respiratory ailments, nearly 300,000 patients in their daily lives.

Thanks to the quality and sense of responsibility of the Group's teams throughout the world, 2007 will once again provide us with the occasion to implement, through the various initiatives we have embarked on, the adaptation, innovation and growth capacities that make Air Liquide a company of tomorrow.

On this occasion, allow me to tell you in what enormous value we hold your trust and loyalty, which are the foundations of the Group's growth strategy and durability. I would like to thank you warmly for this trust and wish you, dear shareholder, and your family, health and prosperity for the New Year.

Benoît Potier
Chairman and CEO

FILE NO. 82-5224



Our homecare services

Respiratory assistance
Oxygen therapy, sleep apnea syndrome treatment, ventilation, aerosol therapy.

Home equipment

Comfort (hospital bed, wheelchair, etc.), safety (support bar, etc.), prevention.

Feeding assistance
Enteral nutrition via a pump.

Treatments via perfusion

Pain relief, antibiotic therapy, insulin therapy.

A business that is 20 years old

3,000 employees

> 500 million euros in sales

3 brands:



VitalAire



ORKYN'



H
medicasa

Homecare: our solutions to the rise in respiratory pathologies









An Air Liquide patient receiving oxygen therapy.

Through its homecare business, Air Liquide helps over **300,000** patients worldwide, a number that has increased fivefold in 10 years. Most of the services provided concern **respiratory assistance**: oxygen therapy, sleep apnea treatment, ventilation, aerosol therapy, etc.

Chronic respiratory ailments are steadily increasing and now affect over 5% of the population in developed countries. According to the World Health Organization, chronic obstructive pulmonary disease (COPD), generally triggered by smoking, will be the third leading cause of death worldwide in 2020.

These "chronic" pathologies most frequently appear as people grow older and therefore should increase with the aging of the population.

This demographic factor is another promising element for growth. Homecare is growing and makes it possible for the patient and his or her family to have a **better quality of life** while being **less costly** for the community than hospitalization.

As a result, health systems in developed countries are moving toward better coverage of homecare.

Welcome to Air Liquide Village

As every year, Air Liquide was at the Actionaria Shareholders' Fair, which took place on November 17 and 18. Many of you came to see us and the Shareholder Services members were there to answer all your questions.
A host of games, theme-based meetings and demonstrations with our gases enlivened our booth.

This year, Benoît Potier also chaired an **information meeting on the Group**, which was run by Jean-Pierre Gaillard with nearly 800 people in attendance.
This was a perfect occasion for you to discover our core businesses and the many applications of our gases that, even if they are invisible, are everywhere in your daily life.





Air Liquide rewarded

On the occasion of the financial communication evening, which was held on the eve of the Actionaria Shareholders' Fair, Air Liquide's Shareholder Services was recognized by Vie Financière and Synerfil for the quality of its service.

FILE NO. 82-5224

www.airliquide.com

French regulations concerning gifts and inheritance, modified as of January 1, 2007

The new French law of June 23, 2006, which comes into effect on January 1, 2007, with over 60 measures, overhauls French civil law concerning gifts and inheritance. There are a certain number of "flagship" measures such as multi generation inheritance or for agreements on unilateral withdrawal or management of joint possession. Shareholder Services cannot provide answers for every cause and suggests that you examine the impact of this law on your personal situation with a professional.

Holders of bearer shares: improve your portfolio's performance in the long term!

We would like to remind our holders of bearer shares to not go past **December 31** in order to benefit, as of 2009, from the **10% loyalty bonus**. To do so, you can ask your financial intermediary to register your shares as **intermediary registered shares** (the shares remain with your financial establishment) or better yet, ask that your shares be transferred into **direct registered shares** and take advantage of the various free services offered by Air Liquide. You can call Shareholder Services **toll-free**, N° Vert 0 800 16 61 79 which will make all the steps easier by sending you simple forms to complete.



Shareholder's notebook

An update on your shares

(as of December 7, 2006)

€176.00
Highest in 2006

€140.27
Lowest in 2006



Air Liquide share price change over 1 year —
compared to the CAC 40 —
180
175
170
165
160
155
150
145
140
D
J 06
F
M
A
M
J
J
A
S
O
N
D

Calendar 2006

December **18**
Information meeting in Perpignan organized with the FFCI

Calendar 2007

January **25**
Sales 2006

February **27**
Annual earnings 2006

April **25**
First quarter sales 2007

May **9**
General Shareholders' Meeting

Information meetings

February **8**
Bordeaux with Vie Financière

March **27**
Marseille with Vie Financière

April **4**
Strasbourg with Revenu

The Shareholders' Communication Committee

The new Committee met in October during the first plenary session chaired by Benoît Potier. Small working group meetings are planned between now and the end of the year, notably to work on Air Liquide's written communication tools. The members of the Shareholders' Committee also attended the Actionaria Shareholders' Fair and were able to meet many of the Group's shareholders on this occasion.



The Shareholders' Committee met at the head office on October 19, 2006.

Design and production: Air Liquide Communication Department • Phénix Communication



AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: 33 1 57 05 02 26



__The medico-technical advisor at Orkyn'__ goes to the home of his patient, who suffers from sleep apnea.

He sets up a CPAP (continuous positive airway pressure) advises and trains the patient and his family on the treatment to be followed. The advisor is there to listen to and help the patient.





A many-faceted offering that meets the patient's needs

The Group not only **supplies oxygen and related equipment**, but many **services** as well: flexible and quick intervention, 24/7 emergency service, management of administrative files, training of the patient and his family, all while working closely with medical and paramedical personnel and reimbursement structures.
In France, Air Liquide also helps **diabetic patients** by providing them with insulin pumps, an activity that is growing very rapidly.
Lastly, the Group's offering extends to other services such as perfusion and enteral nutrition (via the esophagus or the abdominal wall).





Medical respiratory assistance device.

Highly specialized teams

For its homecare activities, the Group relies on the expertise of professional teams. Their many different skills ensure that the patient gets the very best services: **pharmacist, dietician, nurse, physician, inhalation therapist**...



Pharmacist.



Researcher.



Orkyn' agency in Nantes.

Being closer to our patients

Being followed at home


Homecare Operations with Mobile Efficient System

In 2006, a new program called **Homes**, first developed in Australia and Spain, was officially launched. This new innovative tool enables Air Liquide's medico-technical personnel to collect technical information each time equipment is delivered to a patient's home. This is an important step in improving the quality and efficiency of homecare service. This innovation makes possible quicker access to different types of information, increases the homogeneity of the procedures and makes information more transparent.

VitalWeb: a new tool for prescribers

To provide better patient data management, VitalAire has created a computerized data system, called **VitalWeb**, available to prescribers. This new tool provides them with direct access to a list of VitalAire patients, their background and their technical follow-up report. Physicians can therefore access their patient's file in real time during a consultation.

Glossary

COPD

Patients suffering from chronic obstructive pulmonary disease (COPD), also known as "smoker's disease" can't breathe properly and have trouble providing an adequate supply of oxygen to their body.

Oxygen therapy

Oxygen therapy is a treatment that provides the body with extra oxygen, for people who suffer from respiratory ailments.

Sleep apnea

Sleep apnea is a condition in which breathing stops temporarily while a person is sleeping. It is one of the most frequent sleep disturbances and affects 2% to 4% of the adult population. Air Liquide today provides equipment to help over 100,000 people worldwide with this problem.

Interview with Jean-Marc de Royere

Senior Vice-President Health, Specialty Chemicals



Air Liquide's homecare sector has just celebrated its 20th anniversary. What place does this business hold in the Group today?

The Group's homecare activities have been growing for the last 20 years through internal and external growth. Air Liquide is now the European leader in this sector. This growth has continued with recent acquisitions in Europe, particularly in Germany. The Group also has homecare activities in South America, Canada, Australia and Japan.

What are the specific aspects of your business?

It is a service business through which the Group helps take in charge chronic pathologies, especially respiratory ones, which generally develop with age. We work for the patients, helping them to better support their treatment, along with their physicians (who prescribe the treatments) as well as with their insurers, public or private, who generally cover the costs.

How do your sales break down?

Respiratory services (treatment of COPD, generally triggered by smoking or sleep apnea) account for 75%. The remainder is other chronic pathologies (i.e., type 1 diabetes in France).

What is your outlook for the future?

Our know-how will probably be increasingly in demand, in Europe, North America and the rest of the world. We're aiming at acquiring better knowledge of these chronic diseases and their evolution so that each patient will have the most appropriate treatment and therefore an improved quality of life. Everyone considers that treatments at home allow the patient to live better while costing the community less.



ans-years-años-jaar
jahre-anos-år-anni
20

20 years in homecare!

Since its creation in 1986, the goal of the Air Liquide homecare business has been to **promote alternatives to hospitalization**.
Originally focused on servicing patients who required home oxygen therapy, its activities were extended to all types of respiratory equipment, then to ambulatory perfusion, enteral feeding and insulin pump therapy, all at the patient's home. Today, of the **6,000 employees** in Healthcare, 3,000 help patients in their homes.

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: 33 1 57 05 02 26



AIR LIQUIDE

Design and production: Air Liquide Communication Department - Phénix Communication



AIR LIQUIDE

RECEIVED
2007 MAR 22 P 12:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, le 7 mars 2007

MISE EN ŒUVRE DU CONTRAT DE LIQUIDITE AVEC EXANE BNP PARIBAS

A partir du 23 février 2007 et pour une période s'achevant au 31 décembre 2007 et renouvelable par tacite reconduction, la société L'AIR LIQUIDE a confié à EXANE BNP PARIBAS l'animation de son titre dans le cadre d'un contrat de liquidité conforme à la Charte de Déontologie de l'A.F.E.I. reconnue par l'Autorité des Marchés Financiers.

Les moyens mis à disposition de ce contrat et portés au crédit du compte de liquidité en date du 23 février 2007 sont une somme de 30 millions d'euros.

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**..
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**..
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**..
  - Marché Réglementé (Eurolist) :

  ☒ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 120.505.238..............................

Nombre total de droits de vote de la société déclarante : ......**120.505.238**...
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : ...**Levée d'options et annulation d'actions**.......................................
- Date à laquelle cette variation a été constatée : ...**26/02/2007**..

Lors de la précédente déclaration en date du ...**06/02/2007**...........

- le nombre total d'actions était égal à ....**121.277.166**...
- le nombre total de droits de vote était égal à ...**121.277.166**...

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 5 mars 2007
Signature :
Philippe de SAINT-OURS
Directeur du Service actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

FILE NO. 82-5224

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**...
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**...
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**..
  - Marché Réglementé (Eurolist) :

  ☒ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 121.277.166 ....

Nombre total de droits de vote de la société déclarante : ...121.277.166...
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : ...**Levée d'options**...
- Date à laquelle cette variation a été constatée : ...**31/01/2007**..

Lors de la précédente déclaration en date du ...**30/12/2006**....................

- le nombre total d'actions était égal à ....**121.149.189**...
- le nombre total de droits de vote était égal à ...**121. 149.189**..

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de ~~2% du capital ou~~ des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 6 février 2007
Signature :
Philippe de SAINT-OURS
Directeur du Service actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	20/02/2007
N° Avis	PAR_20070220_6496_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 17072 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 22/02/2007.

Ancien nombre de titres en circulation:	121277166
Nombre de titres à admettre:	17072
Nouveau nombre de titres en circulation:	121294238
Origine:	levées d'options de souscription

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

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CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	20/02/2007
Notice	PAR_20070220_6496_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

17072 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 22/02/2007:

Old number of outstanding shares:	121277166
Number of shares to be listed:	17072
New number of outstanding shares:	121294238
	exercise of susbscription options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

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Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	16/03/2007
N° Avis	PAR_20070316_6771_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 44689 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 20/03/2007.

Ancien nombre de titres en circulation:	121294238
Nombre de titres à admettre:	44689
Nouveau nombre de titres en circulation:	121338927
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	16/03/2007

Notice PAR_20070316_6771_EUR Market Eurolist by Euronext

Increase of the number of outstanding shares

44689 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 20/03/2007:

Old number of outstanding shares:	121294238
Number of shares to be listed:	44689
New number of outstanding shares:	121338927
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

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END